UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BNY Mellon Alcentra Opportunistic Global Credit Income Fund

(Name of Issuer)

Institutional Shares of Beneficial Interest, par value $0.001 per share

(Title of Class of Securities)

05602A108

(CUSIP Number)

Peter Sullivan, Esq.

Managing Director and Associate General Counsel

The Bank of New York Mellon Corporation

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05602A108		13D	Page 2 of 12 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person The Bank of New York Mellon Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO; HC

CUSIP No. 05602A108	13D	Page 3 of 12 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person BNY Mellon IHC, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person HC

CUSIP No. 05602A108		13D	Page 4 of 12 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person MBC Investments Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO; HC

CUSIP No. 05602A108	13D	Page 5 of 12 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the Institutional Shares of beneficial interest, par value $0.001 per share (the "Shares"), of BNY Mellon Alcentra Opportunistic Global Credit Income Fund, a Maryland statutory trust (the "Issuer"), beneficially owned by the reporting persons named herein (each, individually, a "Reporting Person" and, collectively, the "Reporting Persons"). The principal executive offices of the Issuer are located at 240 Greenwich Street, New York, NY 10286.

Item 2.	Identity and Background

(a) – (c) This Statement is being filed jointly by the following persons:

(1) The Bank of New York Mellon Corporation is a Delaware corporation. Its principal business is divided into two principal segments, Investment Services and Investment and Wealth Management. The address of the principal office of The Bank of New York Mellon Corporation is 240 Greenwich Street, New York, New York, 10286.

(2) BNY Mellon IHC, LLC is a Delaware limited liability company. BNY Mellon IHC, LLC is a holding company, the principal business activities of which are to hold the stock of various other companies. BNY Mellon IHC, LLC is a direct wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of BNY Mellon IHC, LLC is 240 Greenwich Street, New York, NY 10286.

(3) MBC Investments Corporation ("MBCIC") is a Delaware corporation. MBC Investments Corporation is a holding company, the principal business activities of which are to hold the stock of various other companies. MBC Investments Corporation is an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of MBC Investments Corporation is Bellevue Corporate Center, 301 Bellevue Parkway, 3rd Floor, Wilmington, DE 19809.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto, including each director's and each executive officer's business address, present principal occupation or employment, citizenship and other information.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares beneficially owned by the Reporting Persons are held of record by MBCIC. The Shares were acquired by MBCIC in a single transaction: one purchase of 8,000 Shares for $100,000.00 on June 4, 2021. The purchase was made using cash on hand. The purchase was not made with borrowed funds.

Item 4.	Purpose of Transaction

The Reporting Persons are affiliates of the Issuer and the Issuer's investment adviser, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), and sub-adviser, Alcentra NY, LLC ("Alcentra"). The Reporting Persons acquired the Shares in exchange for providing $100,000.00 of capital to the Issuer in order to enable the Issuer to begin operations (the "Seed Capital Investment"). This Schedule 13D filing is occasioned solely by MBCIC's beneficial ownership of 100.0% of the presently outstanding Shares of the Issuer as a result of the Seed Capital Investment.

CUSIP No. 05602A108	13D	Page 6 of 12 Pages

The Seed Capital Investment may raise potential conflicts of interest because MBCIC, as an investor in the Issuer, may possess material information about the Issuer that may not be available to other investors. This informational advantage could be perceived as enabling MBCIC and the Reporting Persons to purchase additional Shares or to seek to have the Seed Capital Investment redeemed in a manner that conflicts with the interests of other investors and/or benefits the Reporting Persons or their affiliates, including BNYM Investment Adviser or Alcentra. In order to mitigate such conflicts, The Bank of New York Mellon Corporation has implemented a policy (the "Seed Capital Investment and Redemption Policy") that governs MBCIC's investment and redemption of the Seed Capital Investment in the Issuer. The Seed Capital Investment and Redemption Policy includes specific parameters that govern the timing and extent of the investment and redemption of the Seed Capital Investment, which may be set according to one or more objective factors expressed in terms of timing, asset level, investment performance goals or other criteria approved by The Bank of New York Mellon Corporation.

In extraordinary circumstances and subject to certain conditions, The Bank of New York Mellon Corporation will have the authority to modify the application of the Seed Capital Investment and Redemption Policy to the Seed Capital Investment. In addition, MBCIC may seek, over time, to have some or all of its Shares repurchased by the Fund in order to comply with special laws or compliance requirements, such as those imposed by the Employee Retirement Income Security Act of 1974, as amended, the Bank Holding Company Act of 1956, as amended, or certain Federal Communication Commission regulations applicable to U.S. banking entities and their affiliates, such as The Bank of New York Mellon Corporation, BNYM Investment Adviser, or Alcentra. Any repurchases, which may be subject to the Issuer's ability to effect involuntary repurchases of its Shares, will be conducted in accordance with applicable law and the Fund's Declaration of Trust and By-Laws and subject to approval by the Board.

The Reporting Persons may make additional purchases of the Issuer's securities in order to enable the Issuer to begin to build out its investment portfolio. The Reporting Persons may dispose of some or all of their Shares, from time to time, by tendering such Shares for repurchase by the Issuer, as described above.

Although the foregoing reflects activities presently contemplated by the Reporting Persons and any of the other persons named in Item 2 above, with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 above, have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)(i) The Bank of New York Mellon Corporation may be deemed to beneficially own 8,000, or 100% of the Issuer's outstanding Shares; (ii) BNY Mellon IHC, LLC may be deemed to beneficially own 8,000, or 100% of the Issuer's outstanding Shares; and (iii) MBC Investments Corporation is deemed to beneficially own 8,000, or 100% of the Issuer's outstanding Shares.

(b)(i) The Bank of New York Mellon Corporation shares voting and dispositive power with respect to 8,000 of the Issuer's Shares held by MBCIC.

(ii) BNY Mellon IHC, LLC shares voting and dispositive power with respect to 8,000 of the Issuer's Shares held by MBCIC.

(iii) MBCIC shares voting and dispositive power with respect to 8,000 of the Issuer's Shares.

(c) Except as described herein, none of the Reporting Persons or any other person named in response to Item 2 above has effected any transactions in the Shares in the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's Shares reported herein.

(e) Not applicable.

CUSIP No. 05602A108	13D	Page 7 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 4 and 5 are incorporated by reference herein. Other than as described elsewhere in this Statement, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Shares which are required to be described hereunder.

Item 7.	Materials to be Filed as Exhibits

Exhibit
Number	Description of Exhibit

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons

Exhibit 99.2	Joint Filing Agreement

Exhibit 99.3	Power of Attorney for the Bank of New York Mellon Corporation, BNY Mellon IHC, LLC and MBC Investments Corporation.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 11, 2021

THE BANK OF NEW YORK MELLON CORPORATION

By:	/s/ IVAN ARIAS
Name: Ivan Arias
Title: Attorney-in-Fact

BNY MELLON IHC, LLC

By:	/s/ IVAN ARIAS
Name: Ivan Arias
Title: Attorney-in-Fact

MBC INVESTMENTS CORPORATION

By:	/s/ IVAN ARIAS
Name: Ivan Arias
Title: Attorney-in-Fact

EXHIBIT 99.1

The Bank of New York Mellon Corporation

The name of each director and executive officer of The Bank of New York Mellon Corporation is set forth below. The business address of each person listed below is c/o The Bank of New York Mellon Corporation, 240 Greenwich Street, New York, New York 10286. Other than Hanneke Smits, each person is a citizen of the United States of America. Hanneke Smits is a citizen of The Netherlands. Hani Kablawi is also a citizen of the United Kingdom.

Directors Name	Occupation

Linda Z. Cook	CEO of Harbour Energy, Ltd. and an Advisor to EIG Global Energy Partners
Joseph J. Echevarria	Retired CEO of Deloitte LLP
Todd P. Gibbons	Chief Executive Officer of The Bank of New York Mellon Corporation
M. Amy Gilliland	President of General Dynamics Information Technology
Jeffrey A. Goldstein	Senior Advisor to Canopy Ventures and Advisor Emeritus, Hellman & Friedman LLP
K. Guru Gowrappan	Retired CEO of Verizon Media Group
Ralph Izzo	Chairman and CEO of Public Service Enterprise Group Incorporated
Edmund F. "Ted" Kelly	Retired Chairman of Liberty Mutual Group
Elizabeth E. Robinson	Retired Global Treasurer, Partner and Managing Director of the Goldman Sachs Group
Samuel C. Scott III	Retired Chairman, President and CEO of Corn Products International, Inc.
Frederick O. Terrell	Senior Advisor of Centerbridge Partners, L.P.
Alfred "Al" W. Zolar	Executive Partner at Siris Capital Group, LLC

Executive Officers Name	Position
Todd P. Gibbons	Chief Executive Officer
Jolen Anderson	Global Head of Human Resources
James Crowley	Chief Executive Officer, Pershing
Bridget E. Engle	Senior Executive Vice President and Chief Operations and Technology Officer
Hani Kablawi	Chairman of International
Catherine Keating	Chief Executive Officer, Investor Solutions and Wealth Management
Senthil S. Kumar	Senior Executive Vice President and Chief Risk Officer
Francis La Salla	Chief Executive Officer, Issuer Services
Jeffrey Landau	Global Head of Enterprise Initiatives
J. Kevin McCarthy	Senior Executive Vice President and General Counsel
Emily Portney	Chief Financial Officer
Roman Regelman	Senior Executive Vice President and Chief Executive Officer of Asset Servicing and Digital
Brian Ruane	Chief Executive Officer, Government Securities Services Corp. Clearance and Collateral Management and Credit Services
Akash Shah	Senior Executive Vice President and Chief Growth Officer
Hanneke Smits	Chief Executive Officer, Investment Management

James Wiener	Senior Executive Vice President and Head of Capital and Balance Sheet Strategy
Robin Vince	Vice Chair and Chief Executive Officer of Global Market Infrastructure
Adam Vos	Chief Executive Officer, BNY Mellon Markets

BNY Mellon IHC, LLC

The name of each member of the board of managers and executive officer of BNY Mellon IHC, LLC is set forth below. The business address of each person listed below is c/o BNY Mellon IHC, LLC, 240 Greenwich Street, New York, NY 10286. Each person is a citizen of the United States of America.

Managers

Name	Occupation
Linda Cook	CEO of Harbour Energy, Ltd. and an Advisor to EIG Global Energy Partners
Joseph J. Echevarria	Retired CEO of Deloitte LLP
Todd P. Gibbons	CEO of The Bank of New York Mellon Corporation
Amy M. Gilliland	President of General Dynamics Information Technology
Jeffrey A. Goldstein	Senior Advisor to Canopy Ventures and Advisor Emeritus, Hellman & Friedman LLP
K. Guru Gowrappan	Retired CEO of Verizon Media Group
Ralph Izzo	Chairman and CEO of Public Service Enterprise Group Incorporated
Edmund F. Kelly	Retired Chairman of Liberty Mutual Group
Elizabeth Robinson	Retired Global Treasurer, Partner and Managing Director of Goldman Sachs Group
Samuel Scott III	Retired Chairman, President and CEO of Corn Products International, Inc.
Frederick O. Terrell	Senior Advisor of Centerbridge Partners, L.P.
Alfred "Al" W. Zolar	Executive Partner at Siris Capital Group, LLC

Executive Officers

Name	Position
Emily Portney	President
Scott Freidenrich	Managing Director and Treasurer
Kurtis Kurimsky	Controller
Jim Wiener	Managing Director and Chief Risk Officer
George Malanga	Managing Director and Chief Credit Officer
Jeff Bockian	Vice President
Gabe Schneider	Vice President
Janice Shell	Vice President
Jim McAuliffe	Vice President
John Roy	Vice President
Mark Rogers	Vice President
Greg Ciolek	Vice President
Austin Gibson	Vice President
Nicholas Steinmetz	Vice President
Frank Vasta	Vice President
Ryan Macgregor	Vice President
Karl Schultz	Vice President
Charles Doumar	Assistant Treasurer-Tax
James Killerlane	Secretary
Zachary Levine	Assistant Secretary
Elena Radine	Assistant Secretary
Julia Ramirez-Stecker	Assistant Secretary

MBC Investments Corporation

The name of director and executive officer of MBC Investments Corporation is set forth below. The business address of each person listed below is c/o MBC Investments Corporation, Bellevue Corporate Center 301 Bellevue Parkway, 3rd Floor, Wilmington, DE 19809. Each person is a citizen of the United States of America with the exception of Gregory Brisk who is a citizen of the United Kingdom.

Directors

Name	Occupation
Gregory A. Brisk	Head of Governance, BNY Mellon Investment Management
Joseph Gross	Chief Operating Officer, BNY Mellon Investment Management
Christina King	Chief Financial Officer, BNY Mellon Investment Management
John Miller	Chief Business Officer, BNY Mellon Investment Management

Executive Officers

Name	Position

Gregory A. Brisk

Joseph Gross

James P. Ambagis

Stephane Bonte

Joann Diossi

Charles Dolan

Paul A. Griffiths

Tina King

John Miller

Matt Ooman

Charles Doumar

Vivian Herrera

Cristina M. Rice

Alice Helsher

Vivian Herrera

Chairman and Chief Executive Officer

President

Vice President

Vice President

Vice President

Vice President

Vice President & Treasurer

Vice President

Vice President

Vice President

Assistant Treasurer - Tax

Assistant Treasurer - Tax

Secretary

Assistant Secretary

Assistant Secretary

EXHIBIT 99.2

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that this Schedule 13D is filed on behalf of each of them and that all subsequent amendments to this Schedule 13D may be filed on behalf of each of them without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: October 11, 2021

THE BANK OF NEW YORK MELLON CORPORATION

By:	/s/ IVAN ARIAS
Name: Ivan Arias
Title: Attorney-in-Fact

BNY MELLON IHC, LLC

By:	/s/ IVAN ARIAS
Name: Ivan Arias
Title: Attorney-in-Fact

MBC INVESTMENTS CORPORATION

By:	/s/ IVAN ARIAS
Name: Ivan Arias
Title: Attorney-in-Fact

EXHIBIT 99.3

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned (each a “Company”) does hereby make, constitute and appoint each of Ivan Arias and Andrew Weiser (and any other employee of The Bank of New York Mellon Corporation, or one of its affiliates, associated with the Global Holdings Reporting Group and designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings, be they written or oral, required to be made by the Company with respect to securities which may be deemed to be beneficially owned by the Company or under the Company’s investment discretion under:

•	the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including those filings required to be submitted on Form 13F, Schedule 13G, Schedule 13D and Forms 3, 4 and 5, and

•	the laws of any jurisdiction other than the United States of America, including those filings made to disclose securities holdings as required to be submitted to regulatory agencies, exchanges and/or issuers, giving and granting unto each said attorney-in-fact power and authority to correspond with issuers, regulatory authorities, and other entities as is required in support of the filings referenced above, and to act in the premises as fully and to all intents and purposes as the Company might or could do to comply with the applicable regulations if personally present by one of its authorized signatories (including, but not limited to, instructing local counsel on a Company’s behalf), hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the Company or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Bank of New York Mellon Corporation or one of its affiliates.

This Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.

The Bank of New York Mellon Corporation

By: /s/ MITCHELL E. HARRIS

Name: Mitchell E. Harris

Title: Chief Executive Officer, Investment Management

Date: March 17, 2017

BNY Mellon IHC, LLC

By: /s/ KURTIS R. KURIMSKY

Name: Kurtis R. Kurimsky

Title: Vice President and Controller

Date: March 29, 2017

MBC Investments Corporation

By: /s/ PAUL A. GRIFFITHS

Name: Paul A. Griffiths

Title: Chairman, CEO & President

Date: April 29, 2016